SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          EMPYREAN COMMUNICATIONS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   29245C 20 6
                                 (CUSIP Number)

                          PrimeDomain International, SA
                          c/o Edwin Douglass, Director
                             20-22 Rue Du Coq d'Inde
                             Neuchatel, Switzerland
                               011 41 79 323 6375

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                November 29, 2001
             (Date of Event which Requires Filing of this Statement)

(1) Names of Reporting Persons:   PrimeDomain International, SA
      I. R. S. Identification Nos. of Above Persons:

(2) Check the Appropriate Box if a Member of a Group:

(a) Not applicable

(b) Not applicable

(3) SEC Use Only

(4) Source of Funds:  OO

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

(6) Citizenship or Place of Organization: PrimeDomain International, SA --- Neuchatel, Switzerland

Number of                 (7)  Sole Voting Power:  5,000,000 Common Shares
Shares
Beneficially              (8)  Shared Voting Power:  None
Owned by
Each                      (9)  Sole Dispositive Power:  5,000,000 Common
Shares
Reporting
Person                   (10)  Shared Dispositive Power:  None

(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 5,000,000 Common Shares

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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:  Not
applicable

(13) Percent of Class Represented by Amount in Row (11):  79.365%

(14) Type of Reporting Person:  CO

                          Item 1.  Security and Issuer.
                          -----------------------------

The reporting person has acquired 5,000,000 common shares of Empyrean Communications, Inc. in a private transaction

                        Item 2.  Identity and Background.
                        ---------------------------------

(a)     Name:  PrimeDomain International, SA, is a Swiss Corporation

(b) Business address: PrimeDomain International, SA, 20-22 Rue du Coq d'Inde, Neuchatel, Switzerland

(c) Principal business:  Investment

(d) During the last five years, neither the reporting person nor any director or officer thereof, has been convicted in a criminal proceeding.

(e) During the last five years, neither the reporting person nor any of its directors or officers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship:  The reporting person is a Swiss Corporation.

(g) Additional Information: At the date of this report, the reporting person has one share of stock outstanding, issued to its director Edwin Douglass, 20-22
Rue du Coq d'Inde, Neuchatel, Switzerland.   The reporting person is under the
control of the said Edwin Douglass, as provided by Swiss corporations law. The person or persons to whom the reporting person will issue its stock has not been determined and will depend upon certain factors and considerations which are not resolved at the current time. When the reporting person issues its stock, this report on Schedule 13D will be amended, as appropriate, to reflect the identity of persons in control of the reporting person.

           Item 3.  Source and Amount of Funds or Other Consideration.
           -----------------------------------------------------------

The source of consideration is from the reporting persons operations and is in the amount of a $5,000,000.00 USD note.

                        Item 4.  Purpose of Transaction.
                        --------------------------------

The primary purpose of the acquisition is investment, and the reporting person does not expect to materially change the business of the issuer.

The reporting person has appointed three new directors to the issuer's board of directors; certain former directors have resigned, and two directors, remain from the Board of issuer as it existed prior to this transaction.



                 Item 5.  Interest in Securities of the Issuer.
                 ----------------------------------------------

(a) The shares acquired by the reporting person as a result of this transaction represent 79.365% of the common shares of the issuer now outstanding., as disclosed in the issuer's report on Form 10-QSB for the quarter ended September 30, 2001, as filed with the U.S. Securities and Exchange Commission.

(b) The reporting person has the sole power to vote and the sole power to dispose of the shares.

(c) The reporting person has not entered into any other transactions in the issuer's common stock during the past sixty days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

(e)  Not applicable.

        Item 6.  Contracts, Arrangements, Understandings or Relationships
        -----------------------------------------------------------------
                    With Respect to Securities of the Issuer.
                    -----------------------------------------

The reporting person does not have or know of any contracts, arrangements, understandings or relationships (legal or otherwise) with or among the persons named in Item 2 and between such persons and any person with reference to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

                    Item 7.  Material to be Filed as Exhibits.
                  --------------------------------------------

The following documents are filed as exhibits:

Agreement between Vnet Corporation, Seller, and PrimeDomain International, SA, reporting person, for acquisition of the entire share interest formerly held by Vnet Corporation.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 29, 2001
PrimeDomain International, SA


By:  /s/  Edwin Douglass, Sole Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U. S. C. 1001).